June 1, 2006


Mr. Leigh Ginter
Chief Financial Officer, Norcraft Holdings, L.P.
3020 Denmark Ave. Suite 100
Eagen, MN 55121


Re:	Norcraft Holdings, L.P and Norcraft Companies, L.P.
Form 10-K for the fiscal year ended December 31, 2005
      File No. 333-119696 and 333-114924

Dear Mr. Ginter:


      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at
(202) 551-3732 or, in her absence, to the undersigned at (202)
551-
3768.

							Sincerely,


							John Cash
							Branch Chief
Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE